UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9857 / June 29, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16662

In the Matter of **the Registration Statement of** **List Solutions, Inc.** **10045 Red Run Boulevard** **Suite 140** **Owings Mills, MD 21117** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") in the matter of the registration statement of List Solutions, Inc. ("Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Issuing Stop Order Pursuant to Section 8(d) of the Securities Act of 1933 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   On August 21, 2013, Respondent, a Delaware corporation headquartered in Owings Mills, Maryland, filed a Form S-1 registration statement (the "Registration Statement") with the Commission. The Registration Statement stated that Respondent planned to issue 2,000,000 shares of common stock at an offering price of $0.30 per share. The Registration Statement has not become effective.

2.   The Registration Statement was materially deficient for the following reasons:

        a.   The Registration Statement included the untrue statement of material fact that "No … promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a [sic] criminal proceeding." At the time the Registration Statement was filed with the Commission, Mark Johnson was concurrently subject to a pending criminal proceeding in the matter *United States v. Mark Johnson, et al.*, No. 08-cr-737 (E.D. Pa.), in which Mr. Johnson was charged with felony securities fraud, among other charges.

        b.   The Registration Statement omitted information required by Regulation S-K Items 401(g) and 404(c) including, as appropriate, the criminal proceeding pending against Mr. Johnson, Mr. Johnson's status as a "promoter," and Mr. Johnson's status as a "control person," as those terms are defined in Rule 405 of Regulation C under the Securities Act.

IV.

On the basis of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in the Offer submitted by the Respondent.

ACCORDINGLY, IT IS ORDERED that pursuant to Section 8(d) of the Securities Act, the effectiveness of the Registration Statement filed by Respondent and all amendments thereto, be, and it hereby is, suspended.

By the Commission.

Brent J. Fields
Secretary